Filed by Nuveen Build America Bond Fund

pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company:

Nuveen Build America Bond Opportunity Fund

Commission File No. 811-22425

NUVEEN BUILD AMERICA BOND OPPORTUNITY FUND

Shareholder Meeting–August 22, 2018

PLEASE VOTE NOW BEFORE TIME RUNS OUT

Dear Shareholder:

According to our records, you have not voted on an important proposal regarding your fund. Unless a sufficient number of shareholders vote by August 22, 2018, the adjournment date for your fund’s Shareholder Meeting, your fund will not be able to implement this proposal without adjourning the shareholder meeting to a later date, and possibly incurring additional proxy solicitation costs. The Shareholder Meeting will reconvene on August 22, 2018 at 2:00 p.m. Central Time at the offices of Nuveen, 333 West Wacker Drive, Chicago, IL 60606.

YOUR FUND’S BOARD OF TRUSTEES RECOMMENDS YOU VOTE “FOR” THE PROPOSAL.

Please vote now to help your fund avoid further adjournments.

THE PROPOSAL HAS THE SUPPORT OF AN INDEPENDENT, NATIONALLY-RECOGNIZED PROXY ADVISORY FIRM.

Sophisticated institutional investors often look to independent proxy advisory firms for guidance on how to vote their shares. Your fund’s proposal was reviewed by and received the support of Institutional Shareholder Services Inc. (ISS), widely recognized as one of the leading independent proxy advisory firms in the nation. Hundreds of major institutional investment firms, mutual funds and other fiduciaries throughout the country rely upon ISS’ recommendations. ISS recommends that its clients vote “FOR” the proposal contained in the Joint Proxy Statement/Prospectus.

SHAREHOLDERS ARE URGED TO VOTE NOW ON THIS IMPORTANT MATTER REGARDING THEIR FUND.

It’s extremely important that you participate in the management of your investment by voting. Please take a few moments to review the information in the Joint Proxy Statement/Prospectus previously provided to you, and cast your vote now. You may obtain a copy of the Joint Proxy Statement/Prospectus for your fund at http://www.nuveenproxy.com/Closed-End-Fund-Proxy-Information/.

The Merger will eliminate overlapping products by combining two funds that have the same investment adviser, sub-adviser and portfolio managers, the same investment objectives and substantially identical investment policies, risks and, at present, portfolio compositions. Based on information provided by Nuveen Fund Advisors, the proposed Merger is intended to benefit shareholders in a number of additional ways, including, among other things:

• Lower operating expenses per common share for each Fund through economies of scale, which are expected to offset the Merger-related expenses borne by each Fund over time, and may support higher common share net earnings and potentially higher distribution rates over time;

• Improved secondary market trading for common shares as a result of the combined fund’s greater share volume, which may lead to narrower bid-ask spreads and smaller trade-to-trade price movements and, over time, narrower trading discounts relative to net asset value; and

• Increased portfolio and leverage management flexibility due to the larger asset base of the combined fund.

1.

VOTE ONLINE - Log on to the website or scan the QR code shown on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the on screen instructions.

2.

VOTE BY TOUCH-TONE TELEPHONE - Call the toll free number listed on your voting instrument. Please have your voting instrument in hand to access your control number (located in the box) and follow the recorded instructions.

3.	VOTE BY MAIL - Complete, sign and date your voting instrument and then return it in the enclosed postage paid envelope.

If you have any questions regarding the proposal, or need assistance with voting, you may call the proxy soliciting agent at 866-963-5818 to speak with one of the representatives who can assist you. Representatives are available Monday through Friday between 9:00 a.m. and 11:00 p.m. Eastern Time and Saturday, from 12:00 p.m. to 6:00 p.m. Eastern Time. Thank you for your prompt attention to this matter.